Filed by Mackinac Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Mackinac Financial Corporation

Commission File No.: 000-20167

Set forth below are Frequently Asked Questions and responses that were prepared for and distributed to The Peninsula Bank employees in connection with the proposed merger transaction between Mackinac Financial Corporation (“Mackinac”), PFC Acquisition, LLC, a wholly owned subsidiary of Mackinac, and Peninsula Financial Corporation (“Peninsula”), The Peninsula Bank’s parent company.  Effective upon consummation of the merger between Mackinac, PFC and Peninsula, The Peninsula Bank will merge with and into mBank, a wholly owned subsidiary of Mackinac.

Important Additional Information

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, on September 3, 2014, Mackinac filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) that included a preliminary Proxy Statement of Peninsula and a preliminary Prospectus of Mackinac, as well as other relevant documents concerning the merger. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Registration Statement, proxy statement/prospectus and other documents containing important information about Mackinac and Peninsula when they become available, through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Mackinac are available free of charge on Mackinac’s website at www.bankmbank.com under the tab “MFNC Investor Relations,” and then under the tab “SEC Filings.”

Participants in the Solicitation

The directors, executive officers, and certain other members of management and employees of Mackinac may be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of Peninsula. Information about the directors and executive officers of Mackinac is included in the Registration Statement, and also in the proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 30, 2014.  The directors, executive officers, and certain other members of management and employees of Peninsula may also be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of Peninsula.  Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in Mackinac’s filings with the SEC. Risks and uncertainties related to Mackinac and Peninsula include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger dated July 18, 2014, by and among Mackinac, PFC and Peninsula (the “Merger Agreement”); (2) the outcome of any legal proceedings that may be instituted against Mackinac or Peninsula; (3) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to satisfy conditions to completion, including the receipt of regulatory approval; (4) risks that the merger may disrupt current plans and operations, and the potential difficulties in employee retention as a result of the transaction; (5) the amount of the costs, fees, expenses and charges related to the merger; (6) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (7) continuation of the historically low short-term interest rate environment; (8) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (9) increased levels of non-performing and repossessed assets that may result in future losses; (10) greater than anticipated deterioration or lack of sustained growth in the national or local economies; (11) changes in state and federal legislation, regulations or policies applicable to banks or other financial service providers, including regulatory or legislative developments, like the Dodd-Frank Wall Street Reform and Consumer Protection Act, arising out of current unsettled conditions in the economy; (12) the results of regulatory examinations; and (13) increased competition with other financial institutions.  Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Mackinac’s and Peninsula’s businesses and the combined company’s ability to compete in the highly competitive banking and financial services industries.

The revenues, earnings and business prospects of Mackinac, Peninsula and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties.  These risks and uncertainties include, among other things, risks and uncertainties with respect to the ability of Peninsula, Mackinac, and the combined company to: respond to actual or potential competitors; realize expected benefits of the merger; realize growth opportunities; maintain or expand their respective and combined customer bases; reduce operating costs; generate cash; continue to pay dividends, and successfully implement and realize the expected benefits of various programs, initiatives and goals; anticipate and respond to changes in economic conditions generally or in the markets and geographic areas that they serve; and to address adverse effects of the changing banking industries.

Mackinac cautions that the foregoing list of risks and uncertainties is not exclusive.  Additional information concerning these and other risks is contained in Mackinac’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings.  Mackinac undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this document.

MBANK / PENINSULA BANK ONGOING TRANSACTION UPDATE

9/17/14

Please note that we have attempted to answer all questions below and provide details to the best of our current knowledge in good faith.  We request that this document and its contents not be shared outside of Peninsula Bank and its employees given the confidential nature of the transaction still.

1.              What will be the teller hours at the current Pen Bank main office for Monday through Friday and on Saturday?

Answer:  We are currently in the process of reviewing all branch hours.  At this time, we anticipate a potential small adjustment to the Monday through Friday lobby hours at Pen Main making them 9:00 AM to 5:00 PM with the Drive-thru remaining at the current 8:30 AM to 5:00 PM, which is consistent with current mBank lobby hours.  Saturday hours are tentatively planned at their current 8:30 AM — 12:00 PM.

2.              How many Saturdays per month will each teller be scheduled to work?

Answer:  We will do our best to accommodate employee schedules and we are currently in the process of completing the staffing model and developing a draft employee work schedule for the branch team members.  While we cannot commit fully at this time, our goal is to limit employees to no more than two (2) Saturdays per month with the potential of it being one (1) per month.  This, of course, is subject to staffing levels at various branches and any other extenuating circumstances that may come up.

3.              When will training begin on the mBank system?

Answer:  Given we currently believe the transaction will close in early November 2014, training on the mBank system would potentially begin sometime in October.  There will also be continued training and resources provided following the transaction in order to ensure everyone is comfortable on the mBank system.

4.              When will we receive information about mBank clothing options and amount of clothing allowance from mBank?

Answer:  We currently anticipate the initial clothing allowance for new mBank employees who are required to wear mBank logo items to be $300 per person. This is consistent with current mBank amounts.  It is anticipated that the certificates for the allowance will be handed out at the employee onboarding\orientation meeting that is planned for shortly before the close of the transaction. For additional information regarding personal appearance and dress code please refer to the attached policy.  To browse the mBank clothing options in the online Land’s Inn store, please follow this link http://ces.landsend.com/mbank

*Please note that there are over 50 different garment options for men and nearly 70 garment options for women which can all be selected in a number of colors.

5.              Do tellers balance at 5:00 each day or do they balance before that?

Answer:  Generally, the teller staff will do trial balancing on their cash drawers throughout the day with final balancing as close to 5:00 PM as possible.  We try to get the teller staff on their way home shortly after 5:00 unless there are extenuating circumstances.

6.              If a Pen Bank employee has vacation time scheduled around Christmas, how likely is it that the employee will still receive that vacation time with mBank?

Answer:  mBank will do its best to accommodate currently scheduled 2014 vacation and remaining unscheduled vacation days to the best of our ability.  However, to insure that we maintain the highest levels of customer service and bank operations, we cannot commit to or guarantee approval of all requested time which can be affected by a number of variables, some which are out of our control.

7.              Is PTO based on total number of years employed by Pen Bank including years of part-time employment here?

Answer:  Yes, Paid Time Off (PTO) will be calculated based upon (a) an employee’s total amount of years with Pen including part-time, and (b) an individual’s position with mBank. Pen employees will not transition to the mBank PTO day system until January 1, 2015 at which point they will receive their full allotment of days commensurate with time and position for that calendar year.  No Pen vacation time be carried over from 2014 to 2015.  All currently scheduled and unscheduled vacation time for the remainder of 2014 will be handled as described in answer #6 above. Please refer to the attached mBank PTO policy for further information.

8.              Should Pen Bank employees take their vacation time before the merger or could their days carry over to mBank’s system for the remainder of 2014?

Answer:  Given the transaction is not complete, we cannot instruct Pen employees on how or when to take their vacation.  All current requests should be directed to your current Pen Bank supervisor.  Please see the answers to previous questions regarding post transaction vacation time.

9.              When do Pen Bank employees actually relocate to their positions and location with mBank?

Answer:  It is anticipated that most employees will assume their new positions with mBank immediately after the transaction closes (anticipated beginning of November).  Further more specific information on this will be communicated as we get closer to the expected transaction date.

10.       Do Pen Bank loan products and deposit accounts change when they are transferred into the mBank system?

Answer:  There are two important dates associated with the transition of Pen Bank to mBank.  The first is the Transaction Closing Date which is the date in which Pen Bank will become part of mBank.  Immediately following the transaction closing date, Pen employees who are joining the mBank team will become mBank employees and Pen Branches will become mBank branches.  This date is expected to be sometime in early November at this time.

The second important date is the Data Processing Conversion Date.  This is the date that all current Pen customer information will be transferred to the mBank Data Processing system. This date is expected to be in early April 2015 and the conversion process occurs over the span of a weekend.

Given there will be approximately a 4 month gap between the transaction closing date and the data processing conversion date (i.e. the transition period), it will be necessary to run on two (2) operating systems for this period.  At some point following the transaction closing date but before the data processing conversion date, Pen clients will be converted to mBank accounts.  Until then, Pen customers will remain in their current Pen products.  Advanced notice will be given to customers a minimum of 30 days prior to any change.  This date has not been solidified yet.

However, all new products that are opened in any branch following the transaction closing will be opened on the mBank system and have to be mBank accounts.  During the transition period, there will be Pen system computer terminals and branch capture and mBank system computer terminals and branch capture in each branch to conduct transactions depending on what accounts the customer has.  We are developing Standard Operating Procedures which everyone will be trained on prior to the close of the transaction.  Our goal is to make it as seamless as possible to the clients.

11.       Will mBank continue the servicing of secondary market and Pen Bank in-house mortgages or will the loan and servicing be sold?

Answer:  Any loan currently serviced by Pen Bank, including secondary market loans, will continue to be serviced by mBank once the transaction closing has been completed.

12.       What determines the last day of employment with Pen Bank for employees that will not be employed by mBank after the merger?  Is it the day after Pen Bank stockholders approve the merger?

Answer:  The final day for the above mentioned employees will be on or around the transaction date not necessarily upon the stockholder approval, however, these two events are often fairly close together.  More information will be forthcoming on this as we get closer to the transaction closing and will be communicated as soon as possible.

13.       If someone has accepted a position with mBank and changes their mind, at what point in the process can they still receive the severance amount?

Answer:  As discussed in the interviews that were conducted with all Pen employees in August, anyone who remains with the company through the transaction closing date that will not be part of the mBank team, will receive a severance.  If you leave prior to the transaction closing, you will not receive severance.

If you have accepted a position with mBank and have changed your mind, while we regret it, we would respectfully ask that you inform us prior to the transaction closing so that we can make arrangements to fill the vacated position and you can receive your severance (as long as you meet the requirement of staying through transaction closing date).

Our goal is to continue the level of superior customer service that Pen Bank and mBank customers know and appreciate.  Please help us accomplish this by letting us know as soon as possible if you no longer want to be part of the mBank team following the acquisition.

14.       As a part of the severance that is offered, does the employee need to sign any type of agreement or non-compete clause?

Answer:  There is currently no requirement for any type of non-compete agreement.

15.       What types of improvements does mBank plan to make to the existing Pen Bank buildings?

Answer:  We are currently in the process of preparing a Capital Improvement plan for some of the more dated Pen Branches.  While the timeframe is not completely worked out, we anticipate that some improvements to these buildings would include paint, carpet, signage, some new furniture, new computers and general landscaping.

16.       Does mBank pay for employee memberships in organizations such as Lions, Rotary, Kiwanis, golf club, etc… and if so, does that apply to all employees or only management level such as branch managers, loan officers or VP’s?

Answer:  Yes, we do pay for memberships in various civic or charitable organizations for officer level employees and have many employees active in various community groups throughout our markets.  mBank highly encourages membership in most community organizations and these memberships are generally simply vetted through the employee’s supervisor prior to joining.  If a non-officer level employee wants to join we would certainly consider it as well.

Specifically to Golf Memberships, these are not as common in our company and would need to be tied to specific job duties where such a membership would benefit the company.